SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET | 10/26 COMPANHIA PARANAENSE DE ENERGIA – COPEL CNPJ/ME 76.483.817/0001-20 – NIRE 41300036535 – CVM Registration no. 1431-1 B3 (CPLE3) / NYSE (ELPC) / LATIBEX (XCOPO) Fitch reaffirms 'AAA(bra)' Rating for Copel and its Subsidiaries COPEL (“Company”) hereby informs its shareholders and the market in general that the risk rating agency Fitch Ratings (“Fitch”) reaffirmed the highest possible long-term rating on the Fitch scale 'AAA (bra)' for Company and its wholly-owned subsidiaries Copel Geração e Transmissão S.A., Copel Distribuição S.A. and Copel Serviços S.A. At the same time, the future outlook for corporate ratings was kept stable. The preservation of the 'AAA (bra)' rating mainly reflects Company's solid business profile, with important and profitable energy generation, transmission and distribution assets that contribute to diluting operational and regulatory risks. Fitch's maintenance of its top rating reinforces the Company's commitment to operational efficiency and discipline in capital allocation, in line with its sustainable strategy. Curitiba, May 15, 2025 Felipe Gutterres Vice President of Finance and Investor Relations For further information, please contact the Investor Relations team: ri@copel.com | +55 (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 15, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.